Exhibit 99.1

EVOGENE LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Consolidated Interim Statements of Financial Position	F-2

Consolidated Interim Statements of Profit or Loss	F-3

Consolidated Interim Statements of Changes in Equity	F-4 - F-5

Consolidated Interim Statements of Cash Flows	F-6 - F-7

Notes to Consolidated Interim Financial Statements	F-8 - F-17

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2023	2022
	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$20,233	$28,980
Marketable securities	-	6,375
Short-term bank deposits	13,641	-
Trade receivables	178	348
Other receivables and prepaid expenses	1,419	1,482
Inventories	249	566

	35,720	37,751
LONG-TERM ASSETS:
Long-term deposits and other receivables	53	74
Deferred taxes	-	94
Right-of-use-assets	1,319	1,568
Property, plant and equipment, net	2,589	2,499
Intangible assets, net	13,659	14,140

	17,620	18,375

	$53,340	$56,126
CURRENT LIABILITIES:
Trade payables	$1,078	$1,036
Employees and payroll accruals	2,159	1,987
Lease liability	894	884
Liabilities in respect of government grants	541	79
Deferred revenues and other advances	392	22
Other payables	1,327	1,617

	6,391	5,625
LONG-TERM LIABILITIES:
Lease liability	585	932
Liabilities in respect of government grants	4,343	4,665
Other advances	578	-
Convertible SAFE	10,334	10,114

	15,840	15,711
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized − 150,000,000 ordinary shares; Issued and outstanding – 41,724,467 shares as of June 30, 2023 and 41,260,439 shares as of December 31, 2022	237	235
Share premium and other capital reserve	261,052	261,402
Accumulated deficit	(247,001)	(233,707)

Equity attributable to equity holders of the Company	14,288	27,930

Non-controlling interests	16,821	6,860

Total equity	31,109	34,790

	$53,340	$56,126

The accompanying notes are an integral part of the consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2023	2022
	Unaudited

Revenues	$1,295	$549
Cost of revenues	783	425

Gross profit	512	124

Operating expenses:

Research and development, net	10,169	11,043
Sales and marketing	1,728	1,870
General and administrative	3,312	3,273

Total operating expenses	15,209	16,186

Operating loss	(14,697)	(16,062)

Financing income	699	485
Financing expenses	(785)	(3,243)

Financing expenses, net	(86)	(2,758)

Loss before taxes on income	(14,783)	(18,820)
Taxes on income (tax benefit)	(24)	40

Loss	$(14,759)	$(18,860)

Attributable to:
Equity holders of the Company	$(13,294)	$(17,096)
Non-controlling interests	(1,465)	(1,764)

	$(14,759)	$(18,860)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.32)	$(0.42)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	41,567,298	41,195,024

The accompanying notes are an integral part of the consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital		Share premium and other capital reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
	Unaudited

Balance as of January 1, 2023	$235		$261,402	$(233,707)	$27,930	$6,860	$34,790

Loss	-		-	(13,294)	(13,294)	(1,465)	(14,759)

Issuance of ordinary shares, net	2		334	-	336	-	336

Forfeiture of non-controlling interests regarding share-based compensation	-		69	-	69	(69)	-

Issuance of a subsidiary ordinary shares to the Company	-		(809)	-	(809)	809	-

Issuance of a subsidiary preferred shares to non-controlling interests	-		(238)	-	(238)	9,761	9,523

Restricted stock units (“RSUs”) vested	*	)	* )	-	-	-	-

Share-based compensation and RSUs	-		294	-	294	925	1,219

Balance as of June 30, 2023	$237		$261,052	$(247,001)	$14,288	$16,821	$31,109

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands

	Attributable to equity holders of the Company
	Share capital		Share premium and other capital reserves		Accumulated deficit	Total	Non-controlling interests	Total equity
	Unaudited

Balance as of January 1, 2022	$234		$260,488		$(207,069)	$53,653	$9,767	$63,420

Loss	-		-		(17,096)	(17,096)	(1,764)	(18,860)

Forfeiture of non-controlling interests regarding share-based compensation	-		60		-	60	(60)	-

Benefit to non-controlling interests regarding share-based compensation	-		(2)		-	(2)	2	-

Exercise of subsidiary options	-		*	)	-	* )	* )	*	)

Exercise of options	-		7		-	7	-	7

RSUs vested	*	)	*	)	-	-	-	-

Share-based compensation	-		327		-	327	503	830

Balance as of June 30, 2022	$234		$260,880		$(224,165)	$36,949	$8,448	$45,397

*) Represents an amount lower than $1.

The accompanying notes are an integral part of the consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2023	2022
	Unaudited
Cash flows from operating activities

Loss	$(14,759)	$(18,860)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	807	717
Amortization of intangible assets	481	577
Share-based compensation	1,219	830
Increase in Convertible SAFE	220	-
Net financing expenses	6	3,146
Loss from sale of property, plant and equipment	(26)	-
Taxes on income (tax benefit)	(24)	40

	2,683	5,310
Changes in asset and liability items:

Decrease in trade receivables	170	170
Decrease in other receivables	84	463
Decrease (increase) in inventories	317	(70)
Increase (decrease) in trade payables	26	(172)
Increase (decrease) in employees and payroll accruals	172	(278)
Decrease in other payables	(162)	(593)
Increase (decrease) in deferred revenues and other advances	(73)	(159)

	534	(639)

Cash received (paid) during the period for:

Interest received	283	80
Interest paid	(66)	(227)
Taxes paid	(10)	(29)

Net cash used in operating activities	$(11,335)	$(14,365)

The accompanying notes are an integral part of the consolidated interim financial statements.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2023	2022
	Unaudited
Cash flows from investing activities:

Purchase of property, plant and equipment	(483)	(747)
Proceeds from sale of marketable securities	6,924	12,149
Purchase of marketable securities	(503)	(659)
Proceeds from sale of property, plant and equipment	26	-
Withdrawal from (investment in) short term bank deposits, net	(13,560)	3,000

Net cash provided by (used in) investing activities	$(7,596)	$13,743

Cash flows from financing activities:

Issuance of a subsidiary preferred shares to non-controlling interests	9,523	-
Proceeds from issuance of ordinary shares, net of issuance expenses	336	-
Proceeds from exercise of options	-	7
Repayment of lease liability	(413)	(492)
Proceeds from government and other grants	1,089	30
Repayment of government grants	(35)	(14)

Net cash provided by (used in) financing activities	10,500	(469)

Exchange rate differences - cash and cash equivalent balances	(316)	(2,367)

Decrease in cash and cash equivalents	(8,747)	(3,458)

Cash and cash equivalents, beginning of the period	28,980	32,325

Cash and cash equivalents, end of the period	$20,233	$28,867

Significant non-cash activities
Acquisition of property, plant and equipment, net	$90	$66

Increase of right-of-use asset recognized with corresponding lease liability	$135	$30

The accompanying notes are an integral part of the consolidated interim financial statements.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -     GENERAL

a.
Evogene Ltd. (“Evogene” and together with its subsidiaries, the “Company”) was founded on October 10, 1999, as Agro Leads Ltd., a division of Compugen Ltd. In 2002, the Company was spun-off as an independent corporation under the laws of the State of Israel, and changed its name to Evogene Ltd.

The Company is a leading computational biology company focused on revolutionizing product discovery and development in multiple life-science based industries, including human health, and agriculture through the use of its broadly applicable Computational Predictive Biology (“CPB”) platform. The CPB platform, incorporating a deep understanding of biology leveraged through the power of Big Data and Artificial Intelligence, has been designed to computationally discover and uniquely guide the development of life-science products based on microbes, small molecules and genetic elements. Utilizing the CPB platform, Evogene and its subsidiaries are now advancing product pipelines for human microbiome-based therapeutics through Biomica Ltd., medical cannabis through Canonic Ltd., ag-biologicals through Lavie Bio Ltd., ag-chemicals through AgPlenus Ltd., and ag-solutions for castor oil production through Casterra Ag Ltd.

The Company has a history of losses and incurred operating losses of $14,697 and $16,062 during the six months periods ended June 30, 2023 and 2022, respectively.

Furthermore, the Company intends to continue to finance its operating activities by raising capital and seeking collaborations with multinational companies in the industry.

The Company's management and board of directors are of the opinion that the Company’s current financial resources will be sufficient to continue the development of the Company's products in the foreseeable future.

b.	The Company principally derives its revenues from collaboration arrangements. See Note 3. For revenues from major customers see Note 7d.

c.
The Company has the following subsidiaries: Casterra Ag Ltd. (formerly Evofuel Ltd.), Evogene Inc., Biomica Ltd., AgPlenus Ltd., AgPlenus Inc., Lavie Bio Ltd., Lavie Bio Inc., Lavie Bio Tech Inc., Taxon Biosciences, Inc. and Canonic Ltd.

Casterra Ag Ltd. was incorporated on January 1, 2012 and is currently focusing on the development of improved castor bean seeds for industrial uses.

Evogene Inc. was incorporated in Delaware, United States on September 22, 2006. Evogene Inc. was engaged in research and development in the field of insect control and located in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, United States.

Biomica Ltd. (“Biomica”) was incorporated on March 2, 2017, with the mission of discovering and developing human microbiome-based therapeutics.

AgPlenus Ltd. was incorporated on June 10, 2018, with the mission to design effective and sustainable crop protection ag-chemicals products by leveraging predictive biology.
On August 27, 2020, AgPlenus Ltd. incorporated a wholly owned U.S. subsidiary, AgPlenus Inc.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -     GENERAL (Cont.)

Lavie Bio Ltd. was incorporated on January 21, 2019, with the mission to improve food quality and sustainability through the introduction of microbiome-based ag-biologicals products. In 2019, Lavie Bio Ltd. incorporated two wholly owned subsidiaries, Lavie Bio Inc., located in the Bio-Research and Development Growth (BRDG) Park, in St. Louis, Missouri, United States, and Lavie Bio Tech Inc. Lavie Bio Tech Inc. wholly owns as a subsidiary Taxon Biosciences, Inc. (see item d below).

Canonic Ltd. was incorporated on March 25, 2019, with the mission to develop next-generation medical cannabis products.

d.
On August 6, 2019, Corteva Inc. (“Corteva”) invested in the Company's agriculture biologicals subsidiary, Lavie Bio Ltd., which included a cash investment of $10,000 and the contribution of all shares of Corteva’s wholly owned subsidiary Taxon Biosciences, Inc. for 27.84% of Lavie Bio Ltd.'s shares. As part of the foregoing transaction, the parties entered into a commercial arrangement with respect to the commercialization by Corteva of Lavie Bio Ltd.’s products, mainly in corn and soybean.

In August 2022, an affiliate company of ICL and Lavie Bio Ltd. entered a multi-year collaboration agreement for developing novel bio-stimulant products to enrich fertilizer efficiency. As part of the collaboration, ICL invested through an affiliate company in Lavie Bio Ltd. $10,000 under a SAFE agreement (simple agreement for future equity).

On December 21, 2022, Biomica, signed a definitive agreement for a $20,000 financing round, led by Shanghai Healthcare Capital (“SHC”), out of which $10,000 shall be invested by the Company in Biomica preferred shares. As a result,  the Company recorded a negative capital reserve and an increase of non-controlling interest in the amounts of $238 and $9,761, respectively. In addition, certain convertible loans in total amount of $10,000 were converted by the Company to Biomica’s ordinary shares. As a result, the Company recorded an adjustment to capital reserve and non-controlling interest in amount of $809. Following the closing of the transaction on April 25, 2023, the Company was diluted to approximately 67% of the share capital of Biomica, on a fully diluted basis, while SHC is holding approximately 20%, on a fully diluted basis.

In June 2023, Casterra Ag Ltd. signed a framework agreement with a leading oil and gas energy company for the sale of castor varieties at a commercial scale for biofuel production (“the agreement”). Under the framework of the agreement, during June 2023, Casterra Ag Ltd. received an order totalling $9,100. In addition, during June 2023, Casterra Ag Ltd. received an additional order totalling approximately $2,200 to supply castor seeds.

e.
On January 2021, the Company entered into a Controlled Equity Offering Sales Agreement (the “January 2021 Sales Agreement”). In January and February 2021, pursuant to the January 2021 Sales Agreement, in an “at the market” (“ATM”) offering, the Company issued an aggregate of 3,803,594 ordinary shares with a weighted average selling price of $7.36 per share, resulting in gross proceeds of approximately $28,000.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: -     GENERAL (Cont.)

On February 19, 2021, the Company entered into a new Controlled Equity Offering Sales Agreement, having an aggregate offering price of up to $50,000 (subsequently reduced to $19,450), pursuant to which the Company issued 726,832 ordinary shares during April through September 2021, in an ATM offering, with a weighted average selling price of $3.64 per share, resulting in gross proceeds of approximately $2,600. During December 2022, 28,507 ordinary shares were issued through the ATM offering, with a weighted selling price of $0.77 per share, resulting in gross proceeds of approximately $22. During January through June 2023,  432,500 ordinary shares were issued through the ATM offering, with a weighted selling price of $0.80 per share, resulting in gross proceeds of approximately $347.

f.
The Company’s subsidiaries and divisions are split into three operating segments: (1) Agriculture - Evogene seed traits division, Lavie Bio Ltd. and Ag Plenus Ltd.; (2) Human – Biomica Ltd. and Canonic Ltd.; and (3) Industrial – Casterra Ag Ltd. (see also Note 7).

NOTE 2: -     SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements for the six months ended June 30, 2023 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.”

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2022, included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2023.

The accompanying consolidated balance sheet as of June 30, 2023, the consolidated statements of profit or loss, the statement of changes in shareholders’ equity and the consolidated statements of cash flows for the six months ended June 30, 2023 and 2022 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and applicable rules and regulations of the SEC regarding interim financial reporting. In management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair presentation of the Company’s financial position as of June 30, 2023 and December 31, 2022, as well as its results of operations and cash flows for the six months ended June 30, 2023 and 2022. The results of operations for the six months ended June 30, 2023 are not necessarily indicative of the results that may be expected for the year ending December 31, 2023.

The significant accounting policies applied in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the 2022 annual consolidated financial statements.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3: -	COLLABORATION AND RESEARCH AGREEMENTS

During the six months ended June 30, 2023, the Company did not enter into any new collaboration agreements which amount to 10% or more of its total revenues for the period.

NOTE 4: -     MARKETABLE SECURITIES

Financial assets measured at fair value through profit or loss:

	June 30, 2023	December 31, 2022
	Unaudited	Audited

Corporate bonds and government treasury notes	-	6,375

	$-	$6,375

NOTE 5: -     LIABILITIES IN RESPECT OF GOVERNMENT GRANTS

	June 30, 2023	December 31, 2022
	Unaudited	Audited

Balance at January 1,	4,744	$4,396
Grants received	68	212
Royalties paid	(35)	(31)
Amounts recorded in profit or loss	107	167

	4,884	$4,744

The Company received research and development grants from the Israel Innovation Authority (“IIA”) and undertook to pay royalties of 3% of revenues derived from research and development projects that were financed by the IIA, of up to 100% of the grants received. As of June 30, 2023, the Company received accumulative grants amounting to $9,018 (including accrued interest), of which $3,562 were repaid to date.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: -     SHARE- BASED COMPENSATION

a.	Expenses recognized in the financial statements:

The expense recognized in the Company's financial statements for services provided by employees and service-providers is as follows:

	Six months ended June 30,
	2023	2022
	Unaudited

Share-based compensation - Attributable to equity holders of the Company	$294	$327
Share-based compensation - Attributable to non-controlling interests	925	503

	$1,219	$830

Evogene Ltd. maintains two share option and equity incentive plans: the Evogene Ltd. 2013 Share Option Plan and the Evogene Ltd. 2021 Share Incentive Plan (the “2021 Plan”). All such option and incentive plans provide for the grant of options to purchase the Company's ordinary shares and generally expire 10 years from the grant date.

b.	Evogene Ltd. share-based payment plan for employees, directors and consultants:

During the six months ended June 30, 2023 and 2022, the board of directors of Evogene Ltd. approved to grant its employees, directors and consultants an aggregate of 471,000 and 302,000 options, respectively. The fair value of the options determined at their grant date using the binomial model was approximately $153 and $181, respectively.

c.	Evogene Ltd. share options activity:

The following table summarizes the number of share options, the weighted average exercise price, and the changes under to options under the applicable plans to employees, consultants and directors of Evogene Ltd. as of June 30, 2023 and June 30, 2022 and during the periods then ended:

	2023		2022
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding on January 1,	4,036,024	4.17	4,233,950	5.54
Granted	471,000	0.71	302,000	1.17
Exercised	-	-	(5,624)	1.09
Forfeited	(362,111)	4.24	(344,241)	5.04

Outstanding on June 30,	4,144,913	3.57	4,186,085	4.66

Exercisable at June 30,	2,757,698	4.68	2,749,667	6.05

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: -     SHARE- BASED COMPENSATION (Cont.)

d.	Evogene Ltd. RSUs activity:

The 2021 Plan also provides for the grant of restricted shares and RSUs. During the six months ended June 30, 2023 and 2022, the board of directors of the Company approved to grant its employees, consultants and directors an aggregate of 332,600 and 25,200 RSUs, respectively. The fair value of the RSUs granted during the six months ended June 30, 2023 and 2022, was approximately $249 and $25, respectively, determined at their grant date according to the Company's share price at the time of their grant since the RSUs were granted at a zero exercise price and no dividends were expected to be distributed during their vesting period.

The following table summarizes the number of RSUs, the weighted average grant date and the changes to RSUs under the 2021 Plan to employees, consultants and directors of the Company as of June 30, 2023 and June 30, 2022 and during the periods then ended:

	2023		2022
	Number of RSUs	Weighted average grant date fair value	Number of RSUs	Weighted average grant date fair value

Outstanding on January 1,	196,580	2.55	247,775	2.28
Granted	332,600	0.75	25,200	1.26
Vested	(31,528)	2.61	(26,226)	2.41
Forfeited	(12,000)	3.04	(32,751)	1.91

Outstanding on June 30,	485,652	1.3	213,998	2.20

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6: -     SHARE- BASED COMPENSATION (Cont.)

e.
The Company's subsidiaries maintain share option and incentive plans with similar terms and conditions. During the six months ended June 30, 2023 and 2022, the Company's subsidiaries approved to grant their employees, directors and consultants 546,839 and 297,523 options, respectively. The fair value of the options determined at their grant date using the binomial model was approximately $1,601 and $908, respectively. The fair value was estimated using the binomial model.

The following table summarizes the number of share options, the weighted average exercise price, and the changes to options under the subsidiary option plans to employees, consultants and directors of the Company's subsidiaries as of June 30, 2023 and June 30, 2022 and during the periods then ended:

	2023		2022
	Number of options	Weighted average exercise prices ($)	Number of options	Weighted average exercise prices ($)

Outstanding on January 1,	2,273,489	1.72	1,901,992	1.39
Granted	546,839	1.87	297,523	0.56
Exercised	-	-	(8,270)	0.20
Forfeited	(473,932)	3.15	(141,145)	7.95

Outstanding on June 30,	2,346,396	1.46	2,050,100	1.24

Exercisable at June 30,	1,390,561	0.94	1,209,005	1.02

f.	The total compensation cost related to all of the Company's equity-based awards, recognized during the presented periods was comprised as follows:

	Six months ended June 30,
	2022	2021
	Unaudited

Research and development, net	$469	$502
Sales and marketing	297	206
General and administrative	453	122

	$1,219	$830

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: -     OPERATING SEGMENTS

a.	General:

The Company operates in three segments, Agriculture, Industry and Human. The Agriculture segment consists of the parent company, Evogene, and two of Evogene’s subsidiaries, Lavie Bio Ltd. and AgPlenus Ltd. The Human segment consists of Evogene’s subsidiaries, Biomica Ltd. and Canonic Ltd. The Industry segment consists of Evogene’s subsidiary Casterra Ag Ltd. The segments were determined on the basis of information considered by the Chief Operating Decision-Maker (“CODM”) for purposes of decision-making on the allocation of resources and evaluation of performance. The following Company's segments are engaged in business activities for which they earn revenues and incur expenses, their results are reviewed by the CODM and discrete financial information is available:

Agriculture segment	-	Develops seed traits, ag-chemical products, and ag-biological products to improve plant performance.

Industry segment	-	Develops improved castor bean seeds to serve as a feedstock source for other industrial uses.

Human segment	-	Discovery and development of human microbiome-based therapeutics and cannabis activity.

Unallocated	-	Other corporate expenses and general development of enabling technologies for optimization.

Each segment’s performance is determined based on operating loss reported in the financial statements. The results of a segment reported to the CODM include items attributed directly to a segment, as well as other items, which are indirectly attributed using reasonable assumptions and exclude share-based compensation charges as they are not considered in the internal operating plans and measurement of the segment’s financial performance.

b.	The following table presents the Company’s revenues and operating loss by segments:

	Agriculture	Industry	Human	Unallocated	Total
	Unaudited

For the six months ended June 30, 2023

Revenues	$819	$28	$300	$148	$1,295

Operating loss	$(5,751)	$(156)	$(4,795)	$(3,995)	$(14,697)

Net financing expenses					$(86)

Loss before taxes on income					$(14,783)

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: -     OPERATING SEGMENTS (Cont.)

c.	The following table presents the Company’s revenues and operating loss by segments:

	Agriculture	Industry	Human	Unallocated	Total
	Unaudited

For the six months ended June 30, 2022

Revenues	$274	$-	$196	$79	$549

Operating loss	$(7,314)	$(94)	$(4,358)	$(4,296)	$(16,062)

Net financing expenses					$(2,758)

Loss before taxes on income					$(18,820)

d.	Major customers:

Detailed below are revenues from major customers each of whom amounts to 10% or more, of total revenues. The revenues from major customers detailed below were recorded in the Agriculture segment:

	Six months ended June 30,
	2023	2022
	Unaudited

Customer A (shareholder of a subsidiary)	49%	31%
Customer B	22%	36%
Customer C	12%	13%

e.	Geographical information:

Revenues based on the location of the customers, are as follows:

	Six months ended June 30,
	2023	2022
	Unaudited

United States	62%	45%
Israel	36%	55%
Africa	2%	-

	100%	100%

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7: -     OPERATING SEGMENTS (Cont.)

The carrying amounts of non-current assets (property, plant and equipment property and intangible assets) in Evogene’s country of domicile (Israel) and in the United States based on the location of the assets, are as follows:

	June 30, 2023	December 31, 2022
	Unaudited	Audited

United States	79%	79%
Israel	21%	21%

	100%	100%

NOTE 8: -     SUBSEQUENT EVENTS

a.
On July 17, 2023, Lavie Bio Ltd. announced that it has entered into a licensing agreement with Corteva Agriscience LLC, (“Corteva LLC”), for bio fungicide lead candidates. This agreement grants Corteva perpetual, exclusive rights (subject to reaching certain commercial milestones) to further develop and commercialize the lead bio fungicide candidates targeting fruit rots and powdery mildew, which were discovered and developed by Lavie Bio Ltd. According to the agreement, Lavie Bio Ltd. is set to receive an initial payment of approximately $5,000 and will be eligible for additional future milestone payments based on obtaining certain patent rights and regulatory approvals, and will be eligible to receive royalties from Corteva LLC’s sales of these future products, subject to certain conditions as stipulated in the agreement.

b.
On July 17 2023, Evogene Ltd. entered into securities purchase agreements with institutional investors for the sale of 8,500,000 ordinary shares in a registered direct offering at a purchase price of $1.00 per ordinary share (the “offering”). The gross proceeds from the offering amounted to approximately $8,500, before deducting placement agent fees and other offering expenses.